2nd August, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.


06015912

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richard Benke
Investor Relations Director

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683



MOL Plc.

INVESTOR NEWS

31 July 2006

Personal change in MOL

MOL Hungarian Oil and Gas Public Limited Company hereby announces that as of August 1, 2006 Slavomir Jankovic, Retail Services Division Managing Director will continue his services as the special advisor to the Slovnaft CEO.

As of January 1, 2007 László Geszti will be appointed to the position of the Retail Services Division Managing Director. László Geszti is presently delegated to INA (Croatia), our strategic partner as Vice President of the Board of Directors and CFO. In MOL Group, László Geszti formerly held the position of Managing Director of MOL Group Refining and Marketing Division.

In the meantime, György Mosonyi, Group CEO will directly supervise the Retail Services Division.

For further information, please contact:

Investor Relations +36 1 464 4725
facsimile: +36 1 464 1335
MOL Communication +36 1 464 1351
Citigate Dewe Rogerson +44 (0) 207 282 1043

▶ MOL Plc.

INVESTOR NEWS

27 July 2006

MOL and Rossi Beteiligungs Ltd. to build a biodiesel component plant

MOL Hungarian Oil and Gas Plc. (MOL) hereby announces that in order to ensure the supply of the biodiesel component (fatty-acid-methyl-ester, FAME), it intends to buy 25% plus one share in Rossi Biofuel Ltd. from Rossi Beteiligungs Ltd. According to the preliminary agreement signed on 27 July 2006, MOL will purchase 25% plus one share in Rossi Biofuel Ltd via a capital increase issued at nominal value, resulting in a new share capital of Rossi Biofuel JV of around EUR 4.5 million. The completion of the transaction is expected in the next 3 months.

According to the EU directive 2003/30/EC, by 2010, member states should ensure biofuel content of 5.75% in motor fuels placed on their market. In EU countries, governments may facilitate the implementation of the biofuel programme using different instruments. In Hungary, according to Parliament decision, blending of biofuels will be promoted by differentiation in excise tax. The targeted share of bio-component blending is min. 4.4%. In case of diesel oil, a lower excise tax rate for fuels containing at least 4.4% biodiesel component will be applicable from 1 January 2008.

At the beginning of the year, MOL invited companies to bid for the contract to supply the required feedstock of bio-diesel component (FAME) or vegetable oil for bio-diesel production. 23 bids were submitted through the tender and 11 qualified. The supply contracts with 6 companies, including Rossi Biofuel Ltd., will cover the Group's FAME demand of over 200 kt p.a. for 5 years.

International demand for biofuels is growing more rapidly than demand for traditional oil products and the planned return in this area is in line with MOL's strategic return target. As a result, in addition to the supply contracts, MOL Group has decided to move into the production of the biodiesel component (FAME). MOL intends to purchase 25% plus one share in Rossi Biofuel Ltd., which is to construct a biodiesel component production plant with a nominal capacity of 150 kt per year at a MOL site in Komárom. The plant is expected to go on-stream in Q4 2007 and will sell most of its production (120 kt FAME p.a.) to MOL.

International trends indicate that demand is gradually moving towards cleaner fuels, and in the longer term, renewable energy sources. As a result, MOL Group is focused on the reduction of environmental pollution as part of its product development policy. For example, the Group has been producing and selling exclusively sulphur-free fuels since 1 July 2005. MOL has also started to produce and blend bio-ETBE, a biofuel component produced from vegetable alcohol, into motor gasolines. Today's agreements will ensure long-term supply of biodiesel component. MOL, as the quality leader company in the region will continue to pay outstanding attention to the future developments and the realization of emerging opportunities in the areas of renewable motor fuels.

For further information, please contact:

Investor Relations	+ 36 1 464 4725
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

25 July 2006

MOL signs a EUR 825 million revolving facility agreement

On Tuesday 25th July, 2006 MOL Hungarian Oil and Gas Plc. signed a new EUR 825 million multi-currency revolving facility agreement with a syndicate of international banks. The facility amount was significantly oversubscribed in syndication, and MOL decided to increase the Facility by 10% from its launch amount to EUR 825 million and the syndicate commitments have been scaled back accordingly. The new syndicated loan facility is the largest ever euroloan transaction with the best ever terms for MOL which clearly shows the success of the company's strategy in the region and the high level of support of MOL's relationship banks.

The EUR 825 million commercial bank facility has a maturity of 5+1+1 years with bullet repayment and carries an interest rate of EURIBOR plus 18 basis points out of the box, subject to a margin grid based on the ratio of Net Debt to EBITDA . The proceeds of the facility will be used for general corporate purposes and to refinance MOL's EUR 600 million revolving facility signed in 2003.

Bookrunners:	Barclays Capital Calyon
Mandated Lead Arrangers:	The Bank of Tokyo-Mitsubishi UFJ, Limited Barclays Bank PLC BNP Paribas Calyon ING Bank N.V. KBC Bank N.V.
Lead-Arrangers:	BayernLB Citibank N.A. Deutsche Bank Luxembourg S.A. Fortis Bank (Nederland) N.V. HVB Bank Hungary Zrt Morgan Stanley The Royal Bank of Scotland plc Raiffeisen Bank Zrt Société Générale UBS Limited Všeobecná úverová banca a.s.
Arrangers:	SANPAOLO IMI SpA
Lead Managers:	DZ BANK AG

For further information, please contact:

Investor Relations	+ 36 1 464 4725
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043